Exhibit 99.5
Consent of comScore Media Metrix
comScore Media Metrix grants Omniture, Inc. permission to disclose the following information taken from the April Digital Calculator report in all filings made by Omniture with the U.S. Securities and Exchange Commission.
“According to comScore Media Metrix, in April 2006, the top ten United States Internet properties generated approximately 133 billion page views from over 171 million unique users.”
It is understood by both comScore Media Metrix and Omniture that comScore Media Metrix will be credited as the source of publication.

May 24, 2006	EMARKETER, INC.
/s/ Christiana L. Lin
	Name:	Christiana L. Lin
	Title:	General Counsel